Filed Pursuant to Rule 433

Registration No. 333-143852

November 29, 2007

Free Writing Prospectus

(To Prospectus dated June 18, 2007 and

Preliminary Prospectus Supplement

dated November 27, 2007)

FINAL PRICING TERMS

The Issuer:	Penn Virginia Corporation (NYSE: “PVA”).
Securities Offered:	4.50% Convertible Senior Subordinated Notes due 2012.
Aggregate Principal Amount Offered:	$200,000,000
Over-allotment Option:	$30,000,000
Maturity Date:	November 15, 2012.
Interest:	4.50% per annum, accruing from the Settlement Date.
Interest Payment Dates:	Each May 15 and November 15, beginning on May 15, 2008.
Price to Public:	100%
Underwriting Discount:	3.00% per note.
Proceeds to the Issuer:	97.00% per note.
New York Stock Exchange Closing Price on November 29, 2007:	$41.67 per share.
Conversion Premium:	Approximately 38.6% above New York Stock Exchange closing price on November 29, 2007.
Initial Conversion Price:	Approximately $57.75 per share of common stock, subject to adjustment.
Initial Conversion Rate:	17.3160 shares of common stock per $1,000 principal amount of notes, subject to adjustment.
Trade Date:	November 29, 2007.
Settlement Date:	December 5, 2007.
CUSIP/ISIN:	707882AA4 / US707882AA43
Underwriters:	Joint book-running managers: J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC Co-Managers: RBC Capital Markets Corporation and UBS Securities LLC

Total Net Proceeds/Use of Proceeds:

The net proceeds from the offering will be approximately $193.4 million, after deducting the underwriters’ discounts and commissions and estimated offering expenses, assuming the underwriters do not exercise their option to purchase additional notes to cover over-allotments. If the underwriters exercise their option to purchase additional notes to cover over-allotments in full, the net proceeds from the offering will be approximately $222.5 million, after deducting the underwriters’ discounts and commissions and estimated offering expenses.

The Issuer intends to use approximately $181.3 million of the proceeds of the offering to pay down a portion of the outstanding borrowings under its revolving credit facility, which amounts are expected to be reborrowed. Additionally, the Issuer intends to use approximately $16.2 million of the proceeds of the offering to pay the cost of the convertible note hedge transactions described in the prospectus supplement for the offering (after such cost is offset by the proceeds of the warrant transactions described in the prospectus supplement for the offering). If the over-allotment option is exercised, the Issuer will use a portion of the net proceeds from the sale of additional notes to enter into additional convertible note hedge transactions. In addition, if the over-allotment option is exercised, the Issuer will also enter into additional warrant transactions, which would result in it receiving additional proceeds.

Number of Purchased Options pursuant to Convertible Note Hedge:	The purchased options pursuant to the convertible note transactions cover, subject to anti-dilution adjustments substantially similar to the notes, 3,463,200 shares of the issuer’s common stock.
Number of Warrant Shares and Exercise Price of Warrants:

Pursuant to the warrant transactions, the issuer will sell to the option counterparties warrants to acquire, subject to anti-dilution adjustments, up to 3,463,200 shares of the issuer’s common stock at a price of approximately $74.25 per share of common stock.

Concurrent common stock offering:

Pursuant to the concurrent common stock offering, the issuer has agreed to sell 3.0 million shares of its common stock, plus up to 450,000 shares if the underwriters exercise their over-allotment option, at a price to public of $41.25 per share.

Adjustment to Conversion Rate upon a Make-whole Fundamental Change:

The number of additional shares by which the applicable conversion rate for the notes will be increased for conversions in connection with a make-whole fundamental change will be determined by reference to the table below, based on the date on which such make-whole fundamental change occurs or becomes effective (the “effective date”) and the price paid per share of common stock in such make-whole fundamental change (the “stock price”).

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate in effect immediately prior to the adjustment giving rise to the stock price adjustment, and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the prospectus supplement for the offering.

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of the notes:

	Stock Price
Effective Date	$41.25	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$160.00
December 5, 2007	6.9264	5.0633	3.5570	2.6595	2.0881	1.7027	1.4294	1.2270	1.0715	0.9483	0.8480	0.7646	0.6939
November 15, 2008	6.9264	4.7654	3.2111	2.3194	1.7745	1.4214	1.1797	1.0060	0.8755	0.7738	0.6920	0.6245	0.5675
November 15, 2009	6.9264	4.3951	2.7778	1.8974	1.3918	1.0841	0.8851	0.7485	0.6493	0.5738	0.5139	0.4647	0.4234
November 15, 2010	6.9264	3.8721	2.1875	1.3465	0.9142	0.6802	0.5441	0.4577	0.3980	0.3535	0.3183	0.2894	0.2648
November 15, 2011	6.9264	3.2296	1.3956	0.6327	0.3381	0.2250	0.1769	0.1514	0.1344	0.1211	0.1101	0.1007	0.0924
November 15, 2012	6.9264	2.6823	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $160.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $41.25 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 24.2424 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the conversion rate as set forth under the heading “Description of notes—Conversion rights—Conversion rate adjustments” in the prospectus supplement for the offering.

PENN VIRGINIA CORPORATION HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PROSPECTUS SUPPLEMENT) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS PENN VIRGINIA CORPORATION HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT PENN VIRGINIA CORPORATION AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, PENN VIRGINIA CORPORATION, THE UNDERWRITERS OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM FROM: J.P. MORGAN SECURITIES INC., PROSPECTUS LIBRARY, 4 CHASE METROTECH CENTER, CS LEVEL, BROOKLYN, NY 11245, 866-430-0686; LEHMAN BROTHERS INC., C/O BROADRIDGE PROSPECTUS FULFILLMENT, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717, E-MAIL: QIANA.SMITH@BROADRIDGE.COM, FAX: 631-254-7140; OR WACHOVIA SECURITIES’ EQUITY SYNDICATE DEPARTMENT, 375 PARK AVENUE, 4TH FLOOR, NEW YORK, NY 10152, EMAIL: EQUITY.SYNDICATE@WACHOVIA.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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